Exhibit – 18

Letter Regarding Change in Accounting Principles

May 4, 2005

Mr. David D. Johnson

Sypris Solutions, Inc.

101 Bullitt Lane, Suite 450

Louisville, Kentucky 40222

Dear Mr. Johnson:

Note 3 of the notes to the condensed consolidated financial statements of Sypris Solutions, Inc. included in its quarterly report on Form 10-Q for the quarter ended March 31, 2005, describes a change in the method of accounting for certain inventory from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. There are no authoritative criteria for determining a ‘preferable’ inventory accounting method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with generally accepted auditing standards of any financial statements of the Company as of any date or for any period subsequent to December 31, 2004, and therefore we do not express any opinion on any financial statements of Sypris Solutions, Inc. subsequent to that date.

Very truly yours,

/s/ Ernst & Young LLP

Ernst & Young LLP